Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

December 10, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes, Tim Buchmiller, Eric Atallah, and Lynn Dicker

Re:	PowerUp Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 15, 2024
File No. 333-281991

Dear Mr. Howes, Mr. Buchmiller, Mr. Atallah and Ms. Dicker:

This response letter (this “Response”) is submitted on behalf of PowerUp Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Ajjarapu, dated December 2, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 (“Amendment No. 2”) to its registration statement on Form S-4 (the “Registration Statement”), filed with the SEC on November 15, 2024. The Company is concurrently submitting a second amendment to the Registration Statement (“Amendment No. 3”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 3.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.	We note the disclosure you have added to the cover page that “a valuation performed as part of a third-party fairness opinion estimated the current enterprise value of Aspire to be approximately $789 million.” However, we note from the disclosure on page 40 that KPSN’s opinion “only addressed the fairness from a financial point of view to PowerUp of the shares of New Aspire Common Stock to be issued on the Closing Date as the consideration in the Business Combination to the Aspire Stockholders and does not address any other aspect or implication of the Business Combination.” Please either revise your disclosure throughout the filing to disclose that KPSN also delivered a valuation report or remove this disclosure from your cover page.

Response: In response to the Staff’s comments, the Company has revised its disclosures on the cover page of Amendment No. 3.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission Division of Corporate Finance December 10, 2024 Page 2

Summary of Proxy Statement/Prospectus

Aspire, page 36

2.	We note disclosure stating that you plan to initiate a Phase 1 trial of your Instaprin candidate in March 2025. We also note disclosure stating that you intend to request a “pre-IND” meeting with the FDA in April 2025. Please revise to clarify if you have filed an IND application with the FDA for your Instaprin candidate. To the extent you have not, please clearly state that you have not yet filed an IND application and revise to explain why you will be able to conduct a Phase 1 trial prior to such a submission. If you have submitted an IND application, please revise to explain the purpose of the contemplated April 2025 meeting with the FDA.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 36 of Amendment No. 3.

3.	We note your disclosure in response to prior comment 5 that Aspire’s dosing of its anticipated prescription products will follow the standard doses of 82 mg and 325 mg of Aspirin which you disclose are both available currently over-the-counter. Please clarify if Aspire anticipates premium pricing for its prescription strength products, if approved, versus the market price for aspirin that is currently available over-the-counter. Please also revise your disclosure under the heading “Revenue Assumptions” on page 146 to disclose Aspire’s assumptions in this regard.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 36 and 146 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 201

4.	We note your response to comment 14. Your disclosure on page 197 indicates that 1,750,000 shares of New Aspire Common Stock will be issued as consideration to certain investors for entering into certain Working Capital Loans. Please tell us why your pro forma presentation reflects the extinguishment of the Working Capital Loans but does not recognize the issuance of such loans.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 197 and 202 of Amendment No. 3. The 1,750,000 shares referenced are attached to the subscription agreements which are currently recognized in the September 30, 2024 Financial Statements.

U.S. Securities and Exchange Commission Division of Corporate Finance December 10, 2024 Page 3

Information about Aspire

Our Products, page 215

5.	We note your response to prior comment 17 and reissue in part. Please revise this section to discuss the endpoints you will assess in your planned clinical trials of Instaprin.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 215 of Amendment No. 3.

Aspire Biopharma, Inc. Financial Statements

Note 7 – Instaprin Acquisition, page F-59

6.	Your response to comment 22 indicates that you revised your disclosures to clarify and to correct any ambiguity regarding Aspire’s direct involvement with the SEC. However, your disclosure on pages F-48 and F-59 continues to state that you assumed one liability in the transaction, which is a contingent liability to the SEC. Please revise to more clearly disclose the extent to which your contingent liability is to Instaprin Pharmaceuticals, Inc. versus directly negotiated with the SEC.

Response: In response to the Staff’s comments, Aspire has revised its disclosure on pages F-48 and F-59 of Amendment No. 3.

7.	We note in response to comment 23 that you performed a more comprehensive fair value assessment of the intangible assets acquired from Instaprin Pharmaceuticals, Inc. Please address the following:

●	Provide us with a summary of the more comprehensive fair value assessment you performed. Thoroughly describe and quantify the methodologies and key inputs and assumptions used to support the fair value of the intangible assets acquired.

●	Regarding your Market Participant Perspective valuation, explain how you concluded that a legal settlement for offering fraud is a level 2 input for determining the fair value of the trade secrets, patents, proprietary methodologies, commercial and scientist relationships, R&D, trademarks, and brand equity that you acquired from Instaprin Pharmaceuticals, Inc. Refer to ASC paragraphs 820¬10-35-47 to 51.

●	Revise your disclosures to provide the gross carrying amount and accumulated amortization for each major intangible assets class acquired (e.g., trade secrets, patents, proprietary methodologies, commercial and scientist relationships, etc.). In addition, revise to disclose the weighted-average amortization period, in total and by each major intangible asset class.

U.S. Securities and Exchange Commission Division of Corporate Finance December 10, 2024 Page 4

●	You state that you revised the disclosures to reflect the specific factors considered in determining fair value and to support recoverability and enhanced the disclosures to outline the dates and specific impairment testing procedures. Tell us specifically where the revised disclosures are in the September 30, 2024 interim financial statements and the December 31, 2023 annual financial statements, or revise further as necessary.

Response: In response to the Staff’s comments, Aspire has engaged a firm to perform a comprehensive fair value assessment and purchase price allocation of the intangible assets acquired. Upon completion of such assessment, Aspire will provide the Staff with the following:

1.	Summary of the assessment performed which will include a description and will quantify the methodologies and key inputs and assumptions used to support the fair value of the intangible assets acquired,

2.	An explanation on how management concluded that a legal settlement for offering fraud is a level 2 input for determining the fair value of the IP acquired,

3.	Revised disclosures to include both carrying amounts and accumulated amortization for each major intangible asset class acquired along with weighted-average amortization period, in total and by each major intangible asset class, and

4.	Revised disclosure to reflect the specific factors considered in determining fair value and to support recoverability and impairment analysis and disclosure.

*   *   *

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 3. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Surendra Ajjarapu
Chief Executive Officer
PowerUp Acquisition Corp.